May 11, 2011

BY EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, DC 20549-6010

Re:	Technology Research Corporation
Schedule TO-T
Filed on April 12, 2011
File No. 005-39762

Dear Mr. Orlic:

Set forth below are the responses of Coleman Cable, Inc. (the “Company”), to the comments of the Staff contained in the Staff’s letter to the Company, dated April 28, 2011, relating to the Schedule TO-T, originally filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2011. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

An electronic version of Amendment No. 2 has been filed concurrently with the Commission through its EDGAR system.

Offer to Purchase

Comment No. 1

We reissue comment 4 of our prior letter. Please make the statements required by Item 1003(c)(3) and (4) of Regulation M-A with respect to the Purchaser and Coleman. The disclosure you cited in your response pertains to the directors and officers of Purchaser and Coleman. Refer to Item 3 of Schedule TO and Item 1003(b) of Regulation M-A.

Mr. David L. Orlic

May 11, 2011

Response:

The Company has revised the disclosure in the Offer to Purchase under “The Offer – 9. Certain Information Concerning the Purchaser and Coleman” to include the statements required by Item 1003(c)(3) and (4) of Regulation M-A with respect to the Purchaser and Coleman.

Written Statement

A written statement from Coleman in the form requested by the Staff is attached hereto as Exhibit A and a written statement from the Purchaser in the form requested by the Staff is attached hereto as Exhibit B.

*             *             *

Mr. David L. Orlic

May 11, 2011

If you have any questions regarding any of the responses in this letter or Amendment No. 2, please call me at (312) 558-5257.

Respectfully submitted,

James J. Junewicz

Enclosure

cc:	G. Gary Yetman
Richard N. Burger
David A. Sakowitz

EXHIBIT A

COLEMAN CABLE, INC.

1530 Shields Drive

Waukegan, Illinois 60085

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, DC 20549-6010

Dear Mr. Orlic:

On behalf of Coleman Cable, Inc., a Delaware corporation (the “Company”), I acknowledge the following:

•

the Company is responsible for the adequacy of the disclosure in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2011 (as amended and supplemented, the “Schedule TO”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Gary Yetman
Name: Gary Yetman
Title: President / CEO

EXHIBIT B

CLEARWATER ACQUISITION I, INC.

1530 Shields Drive

Waukegan, Illinois 60085

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, DC 20549-6010

Dear Mr. Orlic:

On behalf of Clearwater Acquisition I, Inc., a Florida corporation (the “Company”), I acknowledge the following:

•

the Company is responsible for the adequacy of the disclosure in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2011 (as amended and supplemented, the “Schedule TO”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Gary Yetman
Name: Gary Yetman
Title: President / CEO